

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 1, 2024

Eric Williams
Chief Financial Officer
Sunnova Energy International Inc.
20 East Greenway Plaza, Suite 540
Houston, Texas 77046

      Re: Sunnova Energy International Inc.
          Form 10-K for the Fiscal Year ended December 31, 2023
          Filed February 22, 2024
          File No. 001-38995

Dear Eric Williams:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2023

Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Financial and Operational Metrics, page 68

1.   We note that you present various non-GAAP measures as Key Financial and Operational Metrics though do not characterize any GAAP measures in this manner. We also note that your disclosures pertaining to Adjusted EBITDA and Adjusted Operating Expense appear to hold a more prominent position on pages 68-71 of MD&A, than your disclosures pertaining to the GAAP measures which reside on pages 77-80.

      We believe that you will need to be substantially revise your disclosures in MD&A to comply with Item 10(e)(1)(i)(A) of Regulation S-K, which requires a presentation of the most directly comparable GAAP measure, having equal or greater prominence, when presenting a non-GAAP measure. Please refer to the guidance under Question 102.10 of our Compliance & Disclosure Interpretations on Non-GAAP Financial Measures.

For example, it appears that you would need to identify GAAP measures among the Key Financial and Operational Metrics and reposition the presentation of non-GAAP measures to follow the discussion and analysis of GAAP measures. Please submit the revisions that you propose to address this disclosure requirement.

2.   We note that in compiling your 2023 Adjusted EBITDA measure of $275 million, you made eighteen adjustments to the $(502) million GAAP measure of net loss; and in compiling your 2023 Adjusted Operating Expense measure of $377 million, you made seventeen adjustments to the $964 million GAAP measure of operating expense.

In describing Adjusted EBITDA, you indicate that it represents "...a measure of core financial performance adjusted to allow for comparisons of results of operations across reporting periods on a consistent basis," that your adjustments "...are intended to exclude items that are not indicative of the ongoing operating performance of the business," and the measure "provides a more complete understanding of ongoing business performance and trends than GAAP measures alone;" and in describing Adjusted Operating Expense, you indicate the adjustments exclude the effects of "certain non-recurring items" that you do not consider to be indicative of ongoing operating performance, that the measure is an "indicator of the efficiency" of your operations, and provides a more complete understanding of your performance than GAAP measures alone.

Please explain to us how your measure of Adjusted EBITDA has the utility that you describe, specifically with respect to being not a measure of core financial performance but rather an adjusted measure of core financial performance; how the measure facilitates a comparison by removing items that would ordinarily be noted in a comparison; and how the partial measure of performance has enhanced an understanding of your ongoing business performance and trends, in your view. Please similarly explain how your measure of Adjusted Operating Expense has the utility ascribed, specifically as to being more indicative of operating performance by removing items that you do not consider to be indicative, and how the measure reflects efficiency of your operations as stated.

In conjunction with the foregoing, provide us with a composition analysis of each adjustment, including a description that is sufficiently detailed to convey its nature and how this aligns with the specific reasons you have cited for its exclusion, particularly where you do not regard the activity that it reflects, as measured and reported in accordance with GAAP, as indicative of performance. It should be clear how you are able to demonstrate the characteristics ascribed to each measure; the rationale for adjustments identified as expected credit losses, non-cash inventory, other impairments, ITC sales, provision for current expected credit losses, non-cash inventory and other impairments, and cost of revenue related to cash and inventory sales is particularly unclear.

Results of Operations - Year Ended December 31, 2023 Compared to Year Ended December 31, 2022, page 77

3.   We understand from your disclosures on pages 119 and 97 that about $282 million of customer notes receivable were past due at year-end, and that you recognized a $46

million provision for expected credit losses and other bad debt expense in 2023. Additionally, you disclose that as of March 31, 2024, and December 31, 2023, there was $44.3 million and $34.2 million, of customer notes receivable not accruing interest.

Given the magnitude of the past due amounts and the 2023 provision representing about 19% of your operating loss, please expand your disclosures in MD&A to quantify and discuss the uncertainties surrounding possible collection of notes receivable and the effects of impairments and provisions for credit losses recognized each period to comply with Item 303(a) and (b)(1) and (2) of Regulation S-K.

Financial Statements and Supplementary Data
(2) Significant Accounting Policies
Inventory, page 103

4.   We note your disclosure on page 103 explaining that you evaluate inventory for unusable and obsolete items based on assumptions regarding future demand and market conditions and recognize a charge when necessary to write-down inventory to net realizable value. We also note that you reference an inventory and other impairment charge of $51 million in 2023 on pages 69 and 71, which appears to be 21% of your operating loss for 2023; and you report a corresponding $20 million charge in the first quarter of 2024, which is about 23% of the operating loss for that quarter.

Please expand your accounting policy disclosure to more clearly describe the factors that are being considered in your periodic evaluations and any differentiation that is made between factors based on the type of inventory held or based on expectations regarding the manner by which items will be removed from inventory. Please also clarify the frequency with which an inventory impairment analysis is performed, and describe any indicators that are typically monitored or associated with that effort.

Given the significance of the annual and subsequent quarter charges it appears that you should be providing disclosure in the financial statements to comply with FASB ASC 330-10-50-2 and should have disclosures in MD&A to clarify the effects on your results of operations, to identify the particular types of inventory being impacted, and to describe the conditions precipitating the charges with details sufficient to understand how these had changed from the preceding quarter.

For example, clarify the extent to which the reasons for the charges are similar or different from period-to-period and identify any trends in the industry or evolving market conditions that are correlated with the charges.

   In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Robert Babula at 202-551-3339 or Mark Wojciechowski at 202-551-3759 with any questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Energy & Transportation